HUDSON TECHNOLOGIES, INC.
P.O. Box 1541
One Blue Hill Plaza
Pearl River, New York 10965

September 3, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Technologies, Inc.
Registration Statement on Form S-3
SEC File No. 333-151973

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Hudson Technologies, Inc. (the “Company”) be accelerated and that the Registration Statement become effective at 4:30 P.M. on Friday, September 5, 2008, or as soon thereafter as practicable.

In connection with the foregoing acceleration request, the Company acknowledges that:

•
should the United States Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUDSON TECHNOLOGIES, INC.

By:	/s/ Kevin J. Zugibe
Name: Kevin J. Zugibe
Title: Chief Executive Officer